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Stratta Kitchen

Mediterranean Restaurant

8260 N Hayden Rd
Scottsdale, AZ 85258
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Closed. Open 11:00 AM
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Investment Opportunity
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Stratta Kitchen is seeking investment to expand offerings to grow sales.
Generating Revenue
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $100,000 invested.
PRESS
New Restaurant Alert: Stratta Kitchen Opens Today in North Scottsdale

Chef Alex Stratta's new fast-casual restaurant has a Mediterranean focus.

Renowned fine dining chef set to open Scottsdale fast casual restaurant

First Taste: Healthy Fare With a Mediterranean Flair at Stratta Kitchen

Our next generation QSR (Quick Service Restaurant) focuses on vibrant, fresh and diverse alternative
healthy lifestyles. The overall concept of Stratta Kitchen is to provide a healthy and balance food opti
enjoyment of a well-prepared fresh seasonally inspired menu.

A menu that is naturally healthy, sunny and delicious
A focus on quality of ingredients and culinary know-how ensuring maximum flavor
Options that provide guests with alternatives to fit their lifestyle
This is a preview. It will become public when you start accepting investment.
MEET CHEF ALESSANDRO "ALEX" STRATTA

Stratta Kitchen is the newest concept from renowned Chef Alex Stratta. Chef Stratta's resume includ
culinary world, and he's excited to bring a vibrant and fast casual setting serving up healthful and del
Scottsdale.

Recognized as one of “America’s Ten Best New Chefs” by Food & Wine Magazine
Won the James Beard Foundation’s “Best Chef: Southwest”
Opened Alex at the Wynn Las Vegas, which earned a coveted Michelin 2-Star recognition, as well as
AAA Five Diamond Awards
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $32,000
Expanding Offerings $32,000
Adding Signage $30,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $900,000 $1,770,000 $1,950,000 $2,145,000 $2,359,500
Cost of Goods Sold $567,000 $1,132,000 $1,189,000 $1,308,000 $1,439,000
Gross Profit $333,000 $638,000 $761,000 $837,000 $920,500

EXPENSES

Rent $48,097 $96,195 $96,195 $96,195 $96,195
Operating Expenses $108,000 $212,400 $234,000 $257,400 $283,080
Maintenance $13,240 $26,481 $27,276 $28,094 $28,937
Marketing $8,000 $2,400 $2,400 $2,400 $2,400
Professional Fee $45,000 $53,100 $58,500 $64,350 $70,770

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×
Investment Multiple 1.6×
Business's Revenue Share 1.4%-3.5%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
Historical milestones

Stratta Kitchen has been operating since August, 2020 and has since achieved the following milestor

Opened location in Scottsdale, AZ

Achieved revenue of $53,000 in the first month which then grew to $60,000 in the second month, the

Have reduced food costs by 7% from the first month of operation through better menu design and foo

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guara
Buying a Note is not like that at all. The ability of Stratta Kitchen to make the payments you expect, a
back, depends on a number of factors, including many beyond our control.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12
after that one-year period, a host of Federal and State securities laws may limit or restrict your ability
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither
subject to the same degree of regulation and scrutiny as if they were registered.

If Stratta Kitchen needs more capital in the future and takes on additional debt or other sources of fin rights superior to yours. For example, they might have the right to be paid before you are, to receive l voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Ex

Any company whose securities are listed on a national stock exchange (for example, the New York St of rules about corporate governance that are intended to protect investors. For example, the major U. companies to have an audit committee made up entirely of independent members of the board of dire outside relationships with Stratta Kitchen or management), which is responsible for monitoring Stratta Stratta Kitchen will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Stratta successful than your initial expectations.

You Do Have a Downside

Conversely, if Stratta Kitchen fails to generate enough revenue, you could lose some or all of your mo

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Stratta Kitchen, and the revenue of Stratta Kitch disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. A unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any ot

Subordination

The Notes shall be subordinated to all indebtedness of Stratta Kitchen to banks, commercial finance financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

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